Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES UPDATE ON EXPLORATION AT CHAPADA
- Corpo Sul Strike Length Extended By An Additional 400 Metres-

TORONTO, ONTARIO, August 22, 2012─YAMANA GOLD INC. (TSX:YRI;NYSE:AUY;LSE:YAU) (“Yamana” or the“Company”) today announced further results from the 2012 exploration program at Corpo Sul, the newly discovered mineralized zone located directly adjacent to the main pit at Chapada, Brazil, one of the Company’s flagship operations. To date, 20,000 metres of diamond drilling has been completed out of a total planned program of 27,000 metres.

Results since the discovery of Corpo Sul, in 2011, have established the zone as an extension of the main Chapada pit with grades in excess of expected grades being mined in future years at the operation. The discovery had previously been anticipated to supplement future throughput at Chapada improving the future production profile.  Recent results and pace of discovery are now interpreted as being more significant. With continued drilling at 200 metre spacing, along with the apparent homogeneity of the mineralization, the Company has increased confidence in the continuity of the higher grades and the eventual increased size of Corpo Sul.

Since the Company’s news release of June 5, 2012, 33 additional drill holes have been completed on the southwest extension of Corpo Sul with assays still pending on 19 of those holes. The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resource for an additional strike length of 2.9 kilometres.

Results from the most recently received assays include drill hole CS-73 which intersected 82.82 metres averaging 0.36 g/t gold and 0.40% copper and 200 metres and 400 metres further to the north, respectively, drill hole CS-100 returned 144.15 metres averaging 0.35 g/t gold and 0.40% copper and drill hole CS-110 returned 144 metres averaging 0.44 g/t gold and 0.34% copper including a higher grade core of 48 metres of 0.92 g/t gold and 0.57% copper.  All of these high grade intersections are within 700 metres of the current Corpo Sul mineral resource and will extend the currently modeled mineral resource to the southwest.

See Table 1 for a complete list of drill results received.

NEWS RELEASE

Table 1

Section	Hole No.	From (metres)	To (metres)	Width (metres)	Au (g/t)	Cu (%)
A0	CS-109	70.00	143.00	73.00	NSV	0.14
	and	203.35	233.12	29.77	NSV	0.25
	and	261.00	267.00	6.00	0.16	0.35
	and	317.00	378.00	61.00	0.12	0.27
	incl	331.25	362.00	30.75	0.16	0.36
B	CS-85	183.26	221.00	37.74	0.11	0.22
	CS-78	207.78	242.00	34.22	0.19	0.23
D	CS-102	187.18	205.41	18.23	0.24	0.17
E	CS-91	240.78	256.00	15.22	0.10	0.14
E1	CS-108	123.62	234.18	110.56	0.11	0.20
	incl	183.00	213.00	30.00	0.19	0.29
	and	245.98	293.00	47.02	NSV	0.16
	CS-73	160.18	243.00	82.82	0.36	0.40
	incl	169.00	214.00	45.00	0.50	0.55
	CS-82	165.25	187.00	21.75	0.18	0.21
	CS-92	171.00	205.00	34.00	0.14	0.16
E2	CS-99	23.44	311.00	287.56	0.13	0.21
	incl	25.92	92.00	66.08	0.21	0.36
	CS-100	119.85	264.00	144.15	0.35	0.40
	incl	126.26	194.69	68.43	0.55	0.48
F	CS-110	87.00	231.00	144.00	0.44	0.34
	incl	114.00	162.00	48.00	0.92	0.57

Note:  0.1 g/t gold cutoff, 0.1% copper cutoff and 0.3 g/t Au and 0.3%Cu (including). Results from 19 drill holes are pending.  Complete drill results to date for Corpo Sul can be found at www.yamana.com/CorpoSuldrillcomplete

To the southwest on section A0 (see Figure 1), drill hole CS-109 intersected mineralization thus extending the strike length of Corpo Sul by approximately 400 metres to the southwest, increasing  the known strike length to just under 3 kilometres.  The alteration and mineralization were intersected deeper than anticipated suggesting a major fault has offset the Corpo Sul deposit.  Additional drilling will be required to better understand the sense of movement and displacement  which is planned as part of the 2012 and 2013 exploration programs.

Page | 2

NEWS RELEASE

Figure 1

The current drill results at Corpo Sul confirm the expansion of the mineralized zone and continue the recent exploration success at Chapada which commenced with Suruca in 2010 and Corpo Sul in 2011.  Mineralization and mineral resources  have now been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.

These new discoveries have led to the initiation of a prefeasibility study that is now underway, which will define the role of Suruca and Corpo Sul in the future production at Chapada. This study is expected to be completed by year end, and it is expected to include a new mineral resource at Corpo Sul using the current drilling information.  Corpo Sul is expected to initially contribute higher grade ore to Chapada and it will eventually be considered, depending on its size, as a stand alone ore body.

In 2013, the Company expects to begin evaluating the area to the southeast of Corpo Sul (see Figure 2) and Chapada on targets that have already been identified, with the goal of unlocking

Page | 3

NEWS RELEASE

further value at Chapada. Exploration success to date has ensured a sustainable annual production level of 150,000 ounces of gold and 135 million pounds of copper beginning in 2014.  Continued exploration success is expected to extend this sustainable production level for a longer mine life.

Figure 2

Quality Assurance and Quality Control

Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by

Page | 4

NEWS RELEASE

National Instrument 43-101. This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.  For additional information on these programs for Chapada please refer to the following technical report: “Chapada Mine and Suruca Project,  Goiás State, Brazil Technical Report” pursuant to National Instrument 43-101 of the Canadian Securities Administrators dated March 7, 2011 under the Company’s profile at www.sedar.com.

Qualified Persons

Darcy Marud, P.Geo., Senior Vice President Exploration and Sergio Brandão, P. Geo., Director of Exploration, Brazil for Yamana Gold Inc. have reviewed and approved the scientific and technical information contained within this press release relating to Chapada and serve as the Qualified Persons as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration

Page | 5

NEWS RELEASE

programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES: This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

(All dollar amounts are expressed in United States dollars unless otherwise specified)

Page | 6